Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Data on PreMD's New PREVU(x) Tape POC Format to be Presented at American
    Association for Clinical Chemistry Meeting

    TORONTO, April 2 /CNW/ - Predictive medicine company PreMD Inc. (TSX:
PMD; Amex: PME) today announced that a scientific abstract describing a new format of its PREVU(x) technology has been accepted for a presentation at the upcoming American Association for Clinical Chemistry (AACC) Annual Meeting
which will take place July 15 to July 19, 2007 in San Diego.
    The abstract titled "A fast, non-invasive method for measurement of cholesterol in skin samples" evaluates PREVU(x) Tape POC's performance characteristics. PREVU(x) Tape POC is the third product in the PREVU(x) line of skin cholesterol tests. It was created specifically for point-of-contact or point-of-sale opportunities.
    "We are excited by the potential of PREVU(x) Tape POC. This new format could make a safe, quick, accurate and non-invasive way to measure cholesterol readily available in additional point-of-contact settings," said Dr. Brent
Norton, President and Chief Executive Officer of PreMD. "While we initially designed PREVU(x) for use at the point-of-care or as a laboratory processed test, this new format may have utility beyond healthcare. We have been working with a potential partner to assess PREVU(x) for skin testing in the cosmetics market and look forward to exploring this and other market opportunities."
    The AACC is an international scientific/medical society of clinical laboratory professionals, physicians, research scientists and others involved with clinical laboratory medicine, science and related disciplines. The AACC provides leadership in advancing the practice and profession of clinical laboratory medicine and its role in improving health care. Its members develop and perform tests conducted in hospital laboratories, clinics, medical centers and other health care settings.

    About PREVU(x) Tape POC Skin Cholesterol Test

    PREVU(x) non-invasively measures the amount of cholesterol that has accumulated in the skin tissues, as opposed to blood. There is no fasting or other patient preparation required for the test. Clinical studies have shown that as cholesterol accumulates on artery walls it also accumulates in other tissues, including the skin. High levels of skin cholesterol are correlated with higher incidence of coronary artery disease (CAD).

    About PreMD

    PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products are branded as PREVU(x) Skin
Cholesterol Test. The company's cancer tests include ColorectAlert(TM),
LungAlert(TM) and a breast cancer test. PreMD's head office is located in
Toronto, Ontario and its research and product development facility is at
McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

    This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.
    In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
    Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

    (x)Trademark

    %SEDAR: 00007927E          %CIK: 0001179083

    /For further information: Brent Norton, President and CEO, Tel: (416)
222-3449 ext. 22, Email: bnorton(at)premdinc.com; Ron Hosking, Chief Financial
Officer, Tel: (416) 222-3449 ext. 24, Email: rhosking(at)premdinc.com/
    (PMD. PME)

CO:  PreMD Inc.

CNW 09:30e 02-APR-07